From: The Commodore Collection
Sent: Monday, April 26, 2021 10:55 AM
To: Christopher Biesanz
Subject: Investment Reservation Portal Now Live!

View this email in your browser



COMMODORE COLLECTION

Investment Reservation Portal Now Live!

Overview

We are excited to announce that our "Testing the Waters" campaign is now open for investment reservations through our portal on Wefunder. Wefunder is the leading equity crowdfunding platform, and we are excited to host our offering through them. The purpose of the Testing the Waters campaign is to start taking investment reservations for when our offering receives qualification from the SEC. This is a very critical component of our raise as it will help us better understand the Return on Ad Spend (ROAS) and allows us to project the total size of the fund and number of hotels we can acquire. By taking these reservations prior to qualification of the SEC, we will be able to calculate our ROAS more effectively and

optimize our ad spend for when the offering is qualified so that we can obtain the maximum amount of investors for the lowest cost.

Additionally, as an incentive to our first handful of investors in the company, we will be offering early bird terms. More details can be found on our website and through our Wefunder page.



Click Here to Reserve Your Investment on Wefunder

The best way to take advantage of these terms is to sign up now as we will be alerting those signed up when our offering is qualified. These reservations are non-binding, and no money will be sent to Commodore until after the SEC has qualified the offering. Once the offering is qualified, we will ask everyone that has made reservations if they would like to complete their investment. This is anticipated to be late May/early June 2021.



How You Can Help

This phase of our offering is critical for our planning phase over the next 12 months. With our Testing the Waters going live, we would ask that you share this opportunity with your friends and family so that we can continue our grass roots growth in addition to our paid ad growth.

Thank you for your support.

CHRIS BIESANZ
CEO/Co-Founder

ERIC BERGIN
Chairman/Co-Founder

    

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation A+. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until the offering statement is qualified. Any indication of interest involves no obligation or commitment of any kind.

Copyright (C) 2021 The Commodore Collection. All rights reserved.

You are receiving this email because you opted in via our website.

The Commodore Collection
6116 N Central Expy Ste 705
Dallas, TX 75206-5162

Add us to your address book
Update Preferences | Unsubscribe

Grow your business with mailchimp

From: The Commodore Collection
Sent: Monday, April 26, 2021 10:53 AM
To: Christopher Biesanz
Subject: Commodore Collection Starts With South Central US

View this email in your browser



Investment Reservations Now Open!

Click Here to Reserve Your Investment on Wefunder

Thank you for your interest in the Commodore Collection. We are raising capital to acquire, renovate, and operate hotels across the United States with our first fund focused on the South Central region. Yes, that's you Texas, Oklahoma, New Mexico, Louisiana and Arkansas!

  

 

We are now accepting investment reservations. Early bird investors will get additional benefits so we encourage you to make your investment reservations early.

We will continue to update you with more FAQ's, news and milestones. If you have any questions, you can also post them under the "Ask a Question" section on our Wefunder page. Make sure to also follow us on Social using the icons below to stay up to date and get ready to walk in like you own the place...**because you do.**

Thank you,

 

CHRIS BIESANZ
CEO/Co-Founder

ERIC BERGIN
Chairman/Co-Founder

    

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation A+. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until the offering statement is qualified. Any indication of interest involves no obligation or commitment of any kind.

Copyright (C) 2021 The Commodore Collection. All rights reserved.

You are receiving this email because you opted in via our website.

The Commodore Collection
6116 N Central Expy Ste 705
Dallas, TX 75206-5162

Add us to your address book
Update Preferences | Unsubscribe

Grow your business with **mailchimp**

From: The Commodore Collection
Sent: Monday, April 26, 2021 10:51 AM
To: Christopher Biesanz
Subject: Investment Reservations Now Open

View this email in your browser



Investment Reservations Now Open!

Thank you for your interest in the Commodore Collection. Our investment reservations are now open on Wefunder. Early bird investors will get additional benefits so we encourage you to make commitments now.

Click Here to Reserve Your
Investment on Wefunder

We will continue to update you with more FAQ's, news and milestones. Make sure to follow us on Social using the icons below to stay up to date!

If you have any questions, please feel free to reach out through the "Ask a Question" section of our <u>Wefunder</u> page.

Thank you,

 

CHRIS BIESANZ
CEO/Co-Founder

ERIC BERGIN
Chairman/Co-Founder

    

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation A+. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until the offering statement is qualified. Any indication of interest involves no obligation or commitment of any kind.

Copyright (C) 2021 The Commodore Collection. All rights reserved.

You are receiving this email because you opted in via our website.

The Commodore Collection
6116 N Central Expy Ste 705
Dallas, TX 75206-5162

Add us to your address book

Update Preferences | Unsubscribe

Grow your business with mailchimp

From: The Commodore Collection
Sent: Tuesday, April 27, 2021 4:55 PM
To: Christopher Biesanz
Subject: The Perks of Investing in Commodore Hospitality

View this email in your browser



COMMODORE COLLECTION

Commodore Hospitality Investment Perks

Investing in Commodore Hospitality provides a unique opportunity to receive different levels of perks depending on your investment amount.

Click Here to Reserve Your Investment on Wefunder

The Perks

One of the greatest perks of investing in Commodore Hospitality is that if you invest between $250 and $3,000 you will receive 33% of your

investment back every single year in the form of room credits that you will be able to use at any Commodore Collection hotels. You only have to invest one time to receive this annual, recurring perk. In addition, investors will earn their share of potential profits after our hotels have been renovated into our brand and are cash flowing.

As our hotels are acquired, investors in Commodore will gain access to exclusive perks based on how much they invest. You can learn more about the perks in the below table or by visiting our Wefunder page.



INVESTMENT TIERS

	Tier 1 [illegible]	Tier 2 $500-$999	Tier 3 $1,000-$1,999	Tier 4 [illegible]	Tier 5 [illegible]	Tier 6 [illegible]	Tier 7 $10,000-$19,999	Tier 8 [illegible]	Tier 9 $30,000+
ANNUALLY RECURRING CREDIT	[illegible] OF INVESTMENT	[illegible] OF INVESTMENT	[illegible] OF INVESTMENT	[illegible] OF INVESTMENT	$1200	$1200	$1200	$1200	$1200
LIFETIME STATUS		BRONZE	SILVER	GOLD	PLATINUM	PLATINUM	DIAMOND	DIAMOND	DIAMOND
NAME ON FOUNDERS WALL					◇	◇	◇	◇	◇
2 BEVERAGES PER NIGHT						◇	◇	◇	◇
2 NIGHT STAY AT ANNUAL OWNERS' MEETING							◇	◇	◇
UPGRADED ROOM NAMED AFTER INVESTOR AT A CC HOTEL							◇	◇	◇
UNLIMITED DRINK ANY NIGHT AT ANY CC HOTEL								◇	◇
1 WEEK ALL EXPENSES PAID TRIP FOR 2 AT CC HOTEL OF CHOICE									◇
1 ON 1 DINNER WITH FOUNDERS									◇

Our investment reservations are now open on Wefunder. Early bird investors will get additional benefits so we encourage you to make commitments now. More details can be found on our website and through our Wefunder page.

Click Here to Reserve Your Investment on Wefunder

Thank you,





CHRIS BIESANZ
CEO/Co-Founder

ERIC BERGIN
Chairman/Co-Founder

    

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation A+. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until the offering statement is qualified. Any indication of interest involves no obligation or commitment of any kind.

Copyright (C) 2021 The Commodore Collection. All rights reserved.

You are receiving this email because you opted in via our website.

The Commodore Collection
6116 N Central Expy Ste 705

Dallas, TX 75206-5162

Add us to your address book
Update Preferences | Unsubscribe

Grow your business with mailchimp